Exhibit No. 21.1

Subsidiaries of BNCCORP, Inc.

The following is a list of all subsidiaries of the Company, including their state of incorporation or organization.

Name	Incorporated In
BNC National Bank	National Bank
BNC Insurance Services, Inc. (a Subsidiary of BNC National Bank)	Arizona
BNC Asset Management, Inc., (a Subsidiary of BNC National Bank)	North Dakota
Bismarck Properties, Inc.	North Dakota
BNC Capital Trust I	Delaware Trust
BNC Statutory Trust II	Connecticut Trust